UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MILLENNIAL MEDIA, INC.

(Name of Subject Company)

MARS ACQUISITION SUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

AOL INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Mars Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of AOL Inc., a Delaware corporation (“AOL”), to purchase all of the shares of common stock, par value $0.001 per share, of Millennial Media, Inc., a Delaware corporation (“Millennial Media”), that are issued and outstanding, at a price of $1.75 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of September 3, 2015, by and among Acquisition Sub, AOL and Millennial Media.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Millennial Media, Inc. referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that AOL Inc. and Mars Acquisition Sub, Inc. will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, AOL Inc. and Mars Acquisition Sub, Inc. will file tender offer materials on Schedule TO, and Millennial Media, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Millennial Media, Inc. common stock are urged to read these documents when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Millennial Media, Inc. common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Millennial Media, Inc. common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free at AOL’s website at http://ir.aol.com or by contacting AOL at 770 Broadway, New York, New York 10003, Attention: Corporate Secretary.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Millennial Media, Inc. files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Millennial Media, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Millennial Media, Inc.’s filings with the SEC are also available at the SEC’s website at www.sec.gov.

Forward-Looking Statements

In this communication we have made forward-looking statements regarding the proposed transaction with Millennial Media, Inc. and other matters. These statements are based on our estimates and assumptions and are subject to risks and uncertainties, which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of new information, subsequent events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by AOL Inc., dated September 3, 2015.